March 31, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	VivoSim Labs, Inc.

Registration Statement on Form S-1, as amended

File No. 333-294716

Ladies and Gentlemen:

As the placement agent of the proposed offering of VivoSim Labs, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time, on Tuesday, March 31, 2026, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that, through March 31, 2026, we distributed to each dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated March 31, 2026, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Joseph Gunnar & Co., LLC

By:	/s/ Stephan A. Stein
	Name:	Stephan A. Stein
	Title:	President